NORTHERN LIGHTS FUND TRUST I, II and III.

James Ash

Secretary

Direct Telephone: (631) 470-2619

Fax: (631) 813-2884

E-mail: jamesa@geminifund.com

September 2, 2014

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn : Laura Hatch

(202) 551-6957

RE:

Northern Lights Fund Trust I, II and III (the “Registrants”)

File Nos. 333-122917; 811-21720

File Nos. 333-174926; 811-22549

File Nos. 333-178833; 811-22655

Dear Ms. Hatch:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to Kevin Wolf on Wednesday July 9, 2014 with respect to the above-referenced Trusts.  Your comments are set forth below, and each is followed by the Registrant’s response.

13D Activist Fund/Ascendant Funds N-SAR/B Filing dated 9/30/13

Comment 1:	The N-SAR/B filing for the funds’ 9/30 Annual Report was not filed and the Internal Control Letter was filed with Sierra Funds’ N-SAR/B 11/29/13 filing. Please Explain.
Response:

The number of Funds in the Trust exceeds the series limit of 90 allowed by the N-SAR program.  The Funds still need to file the internal control letter therefore the exhibit for both Funds was filed with Sierra Funds.

NLFT Funds 13D Activist Fund/Altegris Futures Evolution Fund/ Grant Park Multi Alternative Strategies Fund/Ascendant Funds N-SAR/A and RPG Emerging Markets N-SAR/B dated 3/31/14

Comment 2:	The N-SAR/A&B filings for the 3/31/14 Annual and Semi-Annual reports were not filed. Please explain.
Response:

13D Activist Fund, Altegris Futures Evolution Fund Grant Park Multi Alternative Strategies Fund, Ascendant Funds and RPg Emerging Market Sector Rotation Fund each exceed the 90 series limit allowed by the N-SAR program. Any required exhibits are filed with other NLFT funds.

13D Activist Fund N-CSR dated 9/30/13

Comment 3:

In the September 30, 2013 N-CSR filing in the Statement of Assets and Liabilities, there is a line item called Receivable for Advanced Commissions. Please provide an explanation for this item and confirm the asset has been received.

Response:	The balance represents the 1.00% advanced commission retained by the broker-dealer on purchases of A shares over $1 Million as shown in the funds prospectus. The receivable was collected by the Fund.

Altegris Future Evolution Fund N-CSR dated 9/30/13

Comment 4:	Certain figures within the financial highlights in the September 30, 2013 N-CSR filing differ from the fee table in the prospectus filing of January 28, 2014. Please explain the difference.
Response:

The Advisor contractually lowered the Fund’s operating expense limitation agreement. The expense limitation was decreased by 0.31% across all class’s effective September 1, 2013. For Class A, Class C, Class I and Class N the expense cap was reduced from 2.25%, 3.00%, 2.00% and 2.25% to 1.94%, 2.69%, 1.69% and 1.94%, respectively.

Comment 5:

In Note 2 of the Notes to Consolidated Financial Statements there is a line that states “The amounts of derivative instruments disclosed on the Consolidated Portfolio of Investments at September 30, 2013 are a reflection of the volume of derivative activity for the Fund”. The Fund does not have derivatives instruments listed in the Consolidated Portfolio of Investments consistent with those shown in the Statement of Changes and Notes to Consolidated Financial Statements.

Response:

The Fund held a swap which is disclosed at the end of the Consolidated Portfolio of Investments. Additional disclosure will be added in conjunction with Comment 6 below which will disclose more detail on the exposure to derivatives.

Altegris Futures Evolution Fund/SFG Managed Futures Fund N-CSR dated 9/30/13 and 8/31/13, respectively

Comment 6:

In each fund’s Notes to Consolidated Financial Statements, under “Consolidation of Subsidiaries”, additional disclosure should be included to provide more detail on exposure and information on the types of securities held within the subsidiary.

Response:	In future N-CSR filings for each Fund additional footnote disclosure will be added to include more detail on exposure and securities held within the subsidiary.

Altegris Futures Evolution Fund/Quantitative Managed Futures Fund N-CSR dated 9/30/13 and 6/30/13, respectively

Comment 7:

In each Fund’s Notes to Consolidated Financial Statements under Note 4 there is a paragraph which makes reference to management fee payments made to the CTA/Trading Advisor.   Explain if these fees are paid directly to CTA/Trading Advisor.

Response:

Altegris Futures Evolution and Quantitative Managed Futures Funds held investment in CTAs and were required to consolidate operations for financial reporting purposes only.  The Fund does not accrue or pay any fees directly to the CTA/Trading Advisor.  Quantitative Managed Futures Strategy Fund has since liquidated.

Ascendant Natural Resources NPX for 6/30/13

Comment 8:	The Fund did not file on form N-PX for the period. Please explain.
Response:

Ascendant Natural Resources Fund filed its proxy voting record for the 12 months ended June 30, 2013 on August 15, 2013 (SEC Accession No. 0000910472-13-003231, see Item 1, Exhibit 13).  At that time, Ascendant Natural Resources Fund was a feeder fund to Ascendant Natural Resources Master Fund.  The series and class identifiers included in the August 15, 2013 N-PX filing were those of the Ascendant Natural Resources Master Fund, among various other series of Northern Lights Fund Trust.

Effective March 10, 2014, the Ascendant Natural Resources Fund filed a supplement to its prospectus to allow for direct investments, rather than through a “master-feeder” structure, essentially closing Ascendant Natural Resources Master Fund (SEC Accession No. 0000910472-14-001356).  Going forward, all N-PX filings made on behalf of Ascendant Natural Resources Fund will be made under its series and class identifiers, and not those of Ascendant Natural Resources Master Fund, which is no longer operational.

Ascendant Balanced Fund and Ascendant Diversified Income & Growth Fund N-CSR dated 9/30/13 and SAI dated 1/31/14

Comment 9:

The Funds’ Notes to Financial Statements included a paragraph on affiliated broker commissions paid by the Fund. The Funds’ SAI did not have the appropriate affiliated broker disclosure. Please explain.

Response:

The Ascendant Funds will soon be filing an amended SAI to include the appropriate affiliated brokerage disclosure, which will be included and revised as necessary in all future annual updates to the Ascendant Funds’ registration statement.

Beech Hill Total Return Fund 24f-2 for the Year ended 12/31/13

Comment 10:	The December 31, 2013 24f-2 was filed late. Please explain.
Response:	The 24f-2 was inadvertently filed late. The Fund had net redemptions for the reporting period and therefore no fee was required.

FX Strategy Fund N-CSR dated 12/31/13

Comment 11:

The filing included an audit opinion from the auditor of the commodity pool that the Fund invests in. The audit opinion did not include the auditor’s name.   Please provide the auditor’s name. The audit opinion also did not include language detailing the effort surrounding confirmation of securities.   Please explain.

Response:

The auditor of the commodity pool that the Fund invested in is Sandler & Company, P.C. The audit opinion also did not include language detailing the effort surrounding confirmation of securities as this was an audit of a private fund and confirmation of 100% of securities was not required.  Sample testing was performed.

Giralda Fund N-CSR dated 6/30/13

Comment 12:	The Manager Class waiver of advisory fees appears to be in violation of Section 18f-3 of ICA 1940. Please explain.
Response:

Rule 18f-3(b), along with the repeal of the”preferential dividend” rules in 2010 under the RIC Modernization Act, expressly allows a fund’s adviser to waive or reimburse expenses for a specific class.  Rule 18f-3(b) reads as follows: “Expenses may be waived or reimbursed by the company’s adviser, underwriter, or any other provider of services to the company.”   The Adopting Release (IC-20915, Section A.2.d.) explains that, as proposed, the Rule “would have permitted only waivers or reimbursements by the fund’s adviser or underwriter of class expenses, and would not have permitted waivers or reimbursements for specific classes of fund expenses, such as advisory fees.”  The Commission deleted the restrictions on waivers in the final rule by deleting the word “class” in order to allow waivers or reimbursements for specific classes of fund expenses.  The Adopting Release further explains that this change was not intended to allow waivers to provide a means for cross-subsidization between share classes.

In this case, every investor in the Manger Class shares was a client of the adviser and paid an advisory fee at the individual account level.  The adviser could have waived the fee at the separate account level, however a waiver at the separate account level presented operational challenges for the adviser.  Because every shareholder paid an advisory fee (either at the Fund level or at the separate account level) there was no cross-subsidization.

Although we were advised by counsel at the launch of the Fund that the waiver was permissible based on the analysis provided above, the Trust later learned that it is the SEC staff’s position that such a waiver is not permissible.  Therefore, the Manager share class was terminated.  There are currently no Manager Class shares of the Giralda Fund outstanding.

GMG Defensive Beta N-CSR dated 7/31/13

Comment 13:	In the Funds Notes to Consolidated Financial Statements Note 4 the 12b-1 note references the Advisor as paying 12b-1 fees. Is this correct? Please explain.
Response:

Effective July 1, 2013, the Plan had been de-activated and no 12b-1 fee is currently accruing, or will accrue until such time as the Trust’s Board of Trustees approves reactivation of the Plan.  Upon Board approval, the Fund may reactivate the Plan after providing shareholders advance notification before the Fund may resume accruing 12b-1 fees. Prior to this time the Fund paid the Fund's distributor an annual fee for distribution and shareholder servicing expenses of up to 0.25% of the Fund's average daily net assets.  The footnote language will be updated in the next N-CSR to clarify this point.

Grant Park Managed Futures N-CSR dated 1/31/14 and prospectus 5/31/13 and Makefield Managed Futures Strategy Fund N-CSR dated 3/31/14

Comment 14:

In the Grant Park prospectus fee table there is a swap fee line showing fees of .50%. Is this based on the notional value of the swap? In the Grant Park and Makefield Consolidated Portfolio of Investments the swap holding is also noted as having .50% and .75% in expenses. Is this an indirect cost to the Funds?

Response:

The swap fee line item showing fees of 0.50% is based on the notional value of the swap.

For Grant Park Managed Futures and Makefield Managed Futures Strategy the swap fee line noting .50% and .75% in expenses are an indirect cost to the Fund and are included in the value of the swap on a daily basis.

Makefield Managed Futures Strategy Fund N-CSR dated 3/31/13

Comment 15:	The expense ratios from the financial highlights in the N-CSR filing do not match the expense ratios in the fee table in the prospectus dated 7/29/2013 Please explain the difference.
Response:	As of 3/31/13, the Fund no longer held any shares of BPF, had no intention of investing in BPF or a similar investment that would require consolidation, and therefore the expenses were restated.

Grant Park Managed Futures  N-CSR dated 1/31/14

Comment 16:	In the Consolidated Notes to Financial Statements there is no FASB 161 table. Please explain.
Response:	During the period the Fund had exposure to only one risk type limiting the requirement of the footnote.

Iron Horse N-PX 6/30/12 and 6/30/13

Comment 17:	The Fund did not have any proxies voted for the years 2012 and 2013. Please explain.
Response:

A representative from the Iron Horse Fund’s adviser, Van Hulzen Asset Management, LLC (the “Adviser”) informed the Registrant that proxy materials relating to the Fund’s underlying holdings were never received because the Fund’s custodian did not have the Adviser’s correct mailing address.  Therefore no proxies were voted during the above periods.  The Adviser’s correct mailing address has been provided to the custodian and updated on its system, so this will not be an issue going forward as the Adviser will receive and vote all Fund-related proxies timely.

PTA Comprehensive Alternatives Fund prospectus dated 8/28/13

Comment 18:	The Fund expense example for Class I shares appears incorrect. Please explain the difference from the numbers in the prospectus vs. 275; 1,204; 2,142; 4,527.
Response:

The figures disclosed in the expense table of the prospectus for Class I shares were calculated incorrectly by the Administrator.  Additional training was done to avoid a similar issue from occurring in the future. The PTA Comprehensive Alternatives Fund has filed a sticker on 8/13/14 notifying shareholders that the Fund will be liquidating.

RPG Emerging Markets Fund N-CSR dated 3/31/14

Comment 19:

After review of the N-CSR filing, it appears the Fund did not invest at least 80% of its assets, defined as net assets plus any borrowings for investment purposes, in securities of emerging market issuers via ETFs as required in the Fund’s most recent prospectus filing dated 7/29/13. Please explain.

Response:

A 497 filing was done on 10/2/13 to remove the reference to ETFs from the principal investment strategies.  Although the Fund always intended to invest at least 80% in emerging markets in compliance with Rule 35d-1, the inclusion of ETFs specifically was not appropriate.

Marathon Value Portfolio N-CSR dated 10/31/13

Comment 20:	The N-CSR filing is missing the required Trustee Table. Please explain.
Response:	This was an oversight during the preparation of the N-CSR. The Trustee table was included in the Statement of Additional Information and will be included in the upcoming 10/31/14 N-CSR.

RPG Emerging Markets Fund Website; Makefield Managed Futures Strategy Fund Website; Sierra Funds Website; and FX Strategy Fund Website

Comment 21:

RPG Emerging Markets Fund and Makefield Managed Futures Strategy Fund website fact sheets are out of date. Please remove all fact sheets if not updated.

Sierra Funds’ website fact sheet expense ratios are different from the current effective prospectus.    Please remove or update.

FX Strategy Fund website fact sheet has an old fee table from the 2011 prospectus.   Please remove or update.

Response:

The RPG Emerging Markets Fund and Makefield Managed Futures Strategy Fund websites have been taken down as each Fund has liquidated.

The Sierra Funds and FX Strategy Fund website fact sheets have been updated to include the correct expense ratios.

Northstar Funds, Marathon Value Portfolio and CMG Funds Websites,

Comment 22:

Northstar Funds’ website has an outdated prospectus.  Please update the website with the current effective prospectus.

Marathon Fund website has an outdated prospectus. Please update the website with the current effective prospectus.

CMG Funds website does not appear to have the proper links for summary prospectus.  Please add links.

Response:

The Northstar Funds and Marathon Value Portfolio websites have been updated to include the current effective prospectus.  The Adviser of the CMG Funds has updated its summary prospectus section of its website to allow the user to navigate through all Fund documents within two clicks.

FX Strategy Fund N-CSR Dated 12/31/13

Comment 23:

The notes to the financial statements of the FX Strategy Fund indicate that the Fund owns 100% of Global Aggressive Strategy LLC (“GAS”), a commodity pool organized as Delaware LLC, and that the pool’s manager received a fee of 4.5% from the Fund.  Is there an advisory agreement in place that complies with Section 15 of 1940 Act and does the performance fee comply with Section 205 rules for fulcrum fees?  Delaware LLCs generally incur taxes, but no tax liability is disclosed in the financials.  Please confirm that the Fund was able to obtain accurate tax information from GAS or consider providing disclosure to shareholders that taxes may be reported late.  Please explain why the Fund owns non-voting shares of GAS.

Response:

Any expenses of GAS, including management/fulcrum fees and taxes, are indirect costs not accrued for or paid directly by the Fund.   The Fund did not pay a fee to the pool’s manager, and the footnote should have been more clearly worded.  While the Fund owns 100% of the limited liability company interests of GAS, the Fund does not control GAS, nor is it obligated to pay any of its expenses as the Fund is merely a limited liability investor in GAS.  The consolidation of GAS into the Fund’s financial statements was done in conformity with SEC staff guidance, although GAS would not otherwise be required to be consolidated.  The Registrant further notes that the description of GAS as a subsidiary is a term of art meant to make the financial statements easier to understand and that in this context, subsidiary is meant to convey consolidated financials rather than a controlled subsidiary.  Consequently, as with any other non-affiliated security investment, the Fund does not pay any of GAS’ expenses, including management fees.

(i)  As to Section 15 of the 1940 Act, the Fund is merely a limited liability investor in the securities offered by GAS, and as a commodity pool, GAS is not subject to the 1940 Act.

(ii) While the Registrant is aware that Delaware LLCs generally incur a small annual Delaware Alternative Entity Tax (of $300), it is not aware of any other entity-level tax.  As an investor in limited liability interests of an entity that has partnership tax status, the Fund receives, in a timely manner, information regarding its distributive share of income, gains, expenses, etc.

(iii)  The Registrant notes that the investment adviser to the Fund selects the Fund’s investments.  It is the Registrant’s understanding that GAS offers only non-voting interests and that, generally, the investment adviser selects all investments based on the totality of their merit and that non-voting or voting status of a security may play some part in the investment adviser’s decision.

Quantatitaive Managed Futures Strategy Fund N-CSR Dated 6/30/13

Comment 24:

The notes to the financial statements of the Quantitative Managed Futures Strategy Fund disclose that the Adviser has agreed to limit the Fund’s expenses, with some exceptions, at 1.99% for Class A shares.  The expense limitation agreement does not exclude the wholly owned subsidiary expenses from the cap.  How was it possible the expenses of ADOF II or ADOF were excluded from the expense cap obligation?  Also it appears that the Fund paid the CTAs directly.  Do the agreements comply with Section 15 of the 1940 Act, and were the incentive fees properly paid in compliance with Section 205 rules for fulcrum fees?

Response:

ADOF and ADOF II are commodity pool investments of the Fund.  The expenses of the pools reflected on the Statement of Operations, including management/incentive fees, are indirect expenses not accrued for or paid directly by the Fund.  The expense limitation agreement relates to certain Fund operating expenses, with some exclusions, incurred directly the Fund.  Therefore, the expenses of the pool are excluded for purposes of determining the expense limitation for the Fund. Although the consolidation of QMFS Fund Limited and ADOF and ADOF II (in effect, 2 layers of consolidation) could give the appearance that the expenses of ADOF and ADOF II were paid by the Fund, they were not.  The consolidation of ADOF and ADOF II into the Fund’s financial statements was done in conformity with SEC staff guidance although ADOF and ADOF II would not otherwise be required to be consolidated.  The Registrant notes that Fund (through QMFS Fund Limited) is merely a limited liability investor in ADOF and ADOF II, and ADOF and ADOF II are not subject to the 1940 Act.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (631) 470-2619 if you should require any further information.

Sincerely,

/s/ James Ash

Secretary

Northern Lights Fund Trust